UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
DIAMOND ACQUISITION CORP.,
a wholly owned subsidiary of
NABORS INDUSTRIES LTD.
(Name of Filing Person — Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

86837X 10 5
(CUSIP Number of Class of Securities)

Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda
Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5671
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$681,521,712.48	$48,592.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-1l(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $22.12 per share by 33,810,204, the number of shares of common stock, par value $0.01 per share (“Shares”), of Superior Well Services, Inc. (“Superior”) outstanding on a fully diluted basis as of August 4, 2010, as represented by Superior in the Agreement and Plan of Merger, dated as of August 6, 2010, with Nabors Industries Ltd. and Diamond Acquisition Corp., which Shares consist of 30,810,204 Shares issued and outstanding, plus 3,000,000 Shares that would be issued upon conversion of the 4% Series A Convertible Preferred Stock.

**	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value of $681,521,712.48 by 0.00007130.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO is filed by Nabors Industries Ltd., a Bermuda exempt company (“Nabors”), and Diamond Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Nabors (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc., a Delaware corporation (“Superior”), for $22.12 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

Items 1 through 11
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.A1.A
EX-99.A1.B
EX-99.A1.C
EX-99.A1.D
EX-99.A1.E
EX-99.A1.F

Items 1 through 11.
     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of August 6, 2010, by and among Superior, Nabors and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(l) to this Schedule TO, and the Tender and Voting Agreement, dated as August 6, 2010, by and among Nabors and certain stockholders of Superior that are signatories thereto, a copy of which is attached as Exhibit (d)(2) to this Schedule TO, each is incorporated in this Schedule TO by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	IRS Form W-9.

(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: August 11, 2010

NABORS INDUSTRIES LTD.
By:	/s/ Mark D. Andrews
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ Jose S. Cadena
	Name:	Jose S. Cadena
	Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	IRS Form W-9.

(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).